P.E. 2/1/02




RECD S.E.C.
FEB 15 2002
080

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2002

GRUPO FINANCIERO GALICIA S.A.
Galicia Financial Group S.A.
(Translation of registrant's name into English)
Tte. Gral. Juan D. Perón 456
(1038) Buenos Aires, Argentina

(Address of principal executive offices)

FORM 6-K

Commission File No. 0-30852

Month Filed	Event and Summary	Document
February 2002	Press release, dated February 13, 2002, announcing the temporary suspension of the activities of Banco Galicia Uruguay S.A., an indirect subsidiary of the Registrant.	1
February 2002	Press release, dated February 14, 2002, announcing the imposition by the Argentine Central Bank of a prohibition on the payment of dividends by Banco de Galicia y Buenos Aires S.A., a subsidiary of the Registrant, for a certain period of time.	2

Grupo Financiero | **Galicia**

FOR IMMEDIATE RELEASE

For more information contact:

Jorge Scarinci
VP Investor Relations
Telefax: (011) (5411) 4343-7528
jscarinci@gfgsa.com

GRUPO FINANCIERO GALICIA ANNOUNCES THAT, AT BANCO GALICIA URUGUAY'S REQUEST, BANCO GALICIA URUGUAY'S ACTIVITES HAVE BEEN TEMPORARILY SUSPENDED FOR 90 DAYS, MANAGEMENT WILL STAY IN PLACE AND A SUPERVISOR HAS BEEN APPOINTED

(Buenos Aires, Argentina, February 13, 2002) - Grupo Financiero Galicia S.A. ("Grupo Galicia") (BCBA: GGAL, NASDAQ: GGAL) today announced that Banco de Galicia y Buenos Aires S.A. ("Banco Galicia") has announced that the Central Bank of Uruguay has granted Banco Galicia Uruguay S.A.'s ("Galicia Uruguay") request to temporarily suspend its banking activities in Uruguay for 90 days. Galicia Uruguay is a Uruguayan bank controlled by Banco Galicia.

Banco Galicia announced that this request was made as a direct consequence of the evolution of Galicia Uruguay's liquidity and the current restrictions placed on Banco Galicia to assist Galicia Uruguay due to the capital transfer limitations imposed in Argentina. In response to the severe run on deposits in the Argentine financial system in the second half of 2001, in early December 2001, Argentina's Central Bank considerably restrained banking activity in Argentina by limiting cash withdrawals and establishing exchange rate controls and restricting capital transfers.

Additionally, Banco Galicia announced that this request was based on the commitment to preserve its customers' investments and Galicia Uruguay's asset value.

During the 90-day temporary suspension, Galicia Uruguay's management will stay in place and will continue to manage the business of Galicia Uruguay. The Central Bank of Uruguay has appointed a supervisor to oversee Galicia Uruguay's business.

At December 31, 2001, Galicia Uruguay had assets for US$1.67 billion, deposits for US$1.40 billion and shareholders' equity for US$231.2 million. Net income for the twelve-month period ended December 31, 2001 amounted to US$22.7 million. All these are unaudited figures.

Banco Galicia also announced that its activities in Argentina and that of its foreign branches will continue performing normally.

Grupo Financiero | **Galicia**

FOR IMMEDIATE RELEASE

For more information contact:

Jorge Scarinci
VP Investor Relations
Telefax: (011) (5411) 4343-7528
jscarinci@gfgsa.com

GRUPO FINANCIERO GALICIA ANNOUNCES THAT BANCO GALICIA IS PROHIBITED FROM PAYING DIVIDENDS OR MAKING OTHER DISTRIBUTIONS ON OR IN RESPECT TO ITS CAPITAL STOCK

(Buenos Aires, Argentina, February 14, 2002) - Grupo Financiero Galicia S.A. ("Grupo Galicia") (BCBA: GGAL, NASDAQ: GGAL) today announced that Banco de Galicia y Buenos Aires S.A. ("Banco Galicia" or the "Bank") has announced that the Argentine Central Bank has notified Banco Galicia's directors that, as a result of the financial assistance Banco Galicia has received from the Argentine Central Bank, in response to the impact of the severe run on deposits in the Argentine financial system, Banco Galicia is prohibited from paying any cash dividends or making any distribution on or in respect of its capital stock, granting credit assistance to its affiliates, or paying fees or any bonuses tied to Banco Galicia's results for so long as such financial assistance is outstanding. Grupo Galicia owns 93.58% of Banco Galicia's capital stock.

Banco Galicia also announced that, in agreement with Banco Galicia's Board of Directors' opinion, the Argentine Central Bank has established other appropriate measures to monitor Banco Galicia's situation.

Banco Galicia's Board of Directors highlighted the Bank's solvency and stated that these measures do not affect the Bank's ordinary operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO GALICIA S.A.
(Registrant)



Date: February 14, 2002

By: ________________________

Name: Eduardo J. Escasány
Title: Chief Executive Officer